Exhibit 99.1

19 August 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Exercise of Warrants and Issue of Equity

Total Voting Rights

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that it has issued to certain US investors 500,000 American Depositary Shares (“ADSs”), representing 2,500,000 ordinary shares of 0.1p each in the Company (“New Ordinary Shares”), in connection with the exercise of pre-existing warrants by such investors at an exercise price of $2.05 per ADS. Each ADS represents five ordinary shares. The gross proceeds received by the Company from the exercise of these warrants is $1,025,000.

Application has been made for admission of 2,500,000 New Ordinary Shares to trading on the AIM Market of the London Stock Exchange (“Admission”), which is expected to become effective at 8.00am on or around 21 August 2020. The New Ordinary Shares will rank pari passu with the existing ordinary shares.

The Company's issued share capital following the issue of equity noted above, will comprise 63,048,852 Ordinary Shares each with voting rights. The Company does not hold any shares in treasury. This figure of 63,048,852 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul

Tel: (646) 653 7034

Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nanotechnology used for targeting medications to sites of disease.

By improving bio-delivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.